UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934
For the month of November, 2005
Cameco Corporation
(Commission file No. 1-14228)
2121-11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index

Exhibit No.	Description	Page No.

1.	Material Change Report dated November 4, 2005	3 - 4

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 4, 2005	Cameco Corporation By:
“Gary M.S. Chad”
Gary M.S. Chad
Senior Vice-President, Governance, Legal and Regulatory Affairs, and Corporate Secretary

FORM 51-102F3
MATERIAL CHANGE REPORT
Item 1 — Name and Address of Company
Cameco Corporation (“Cameco”) 2121 — 11th Street West, Saskatoon, Saskatchewan S7M 1J3
Item 2 — Date of Material Change
October 31, 2005
Item 3 — News Release
The English version and the French translation version of the press release relating to this material change were distributed and filed by Canadian Corporate News through their Canadian Timely Disclosure Pack and U.S. Timely Disclosure Pack on October 31, 2005.
Item 4 — Summary of Material Change
On October 31, 2005 Cameco confirmed that the Bruce Power restructuring announced on October 17, 2005 had been completed.
Item 5 — Full Description of Material Change
On October 31, 2005 Cameco confirmed that the Bruce Power restructuring announced on October 17, 2005 had been completed.
Cameco maintains its existing 31.6% interest in the Bruce Power Limited Partnership (BPLP) which is responsible for the overall management of the site and holds a 31.6% beneficial interest in the four Bruce B reactors. However, Cameco no longer holds an interest in the four Bruce A reactors and will not invest in the planned $4.25 billion program to increase their output.
As part of the restructuring, BPLP paid a distribution to its limited partners. Cameco’s share is $200 million. As previously announced, the restructuring will result in Cameco recording a loss of $63 million (Cameco’s share after tax) subject to closing adjustments which may increase or decrease the amount. The loss will be recorded in the fourth quarter of 2005.
Cameco will continue to be the fuel procurement manager for the Bruce A and B units but will no longer have obligations to procure or supply uranium concentrates to the Bruce A reactors.
Item 6 — Reliance on subsection 7.1(2) or (3) of National Instrument 51-102.
Not applicable.

Item 7 — Omitted Information
Not applicable.
Item 8 — Executive Officer
Gary M.S. Chad Senior Vice-President, Governance, Legal and Regulatory Affairs, and Corporate Secretary Cameco Corporation (306) 956-6303
Item 9 — Date of Report
November 4, 2005